November 29, 2018

Hany Massarany
Chief Executive Officer and President
GenMark Diagnostics, Inc.
5964 La Place Court
Carlsbad, CA 92008

       Re: GenMark Diagnostics, Inc.
           Registration Statement on Form S-3
           Filed November 20, 2018
           File No. 333-228486

Dear Mr. Massarany:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Percival at 202-551-3498 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Michael S. Kagnoff, Esq.